UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-04689
A. Full title of the plan and the address of the plan if different from that of the issuer named below:
Pentair, Inc. Retirement Savings and Stock Incentive Plan
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pentair, Inc.
5500 Wayzata Blvd, Suite 800
Golden Valley, Minnesota 55416

PENTAIR, INC. RETIREMENT SAVINGS AND
STOCK INCENTIVE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Pentair, Inc. Retirement Savings and Stock Incentive Plan:
We have audited the accompanying statements of net assets available for benefits of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Minneapolis, Minnesota
June 28, 2010

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Employee contributions receivable	$309,617	$579,320
Employer contributions receivable	2,428,945	6,485,299
Other receivables	303,945	296,766

	3,042,507	7,361,385

Investments — at fair value	432,174,773	352,230,088
Participant loans	8,563,525	10,829,243

Total investments — at fair value	440,738,298	363,059,331

Total assets	443,780,805	370,420,716

LIABILITIES:
Corrective distributions payable	475,716	270,240
Investment settlements payable	481,540	37,503

Total liabilities	957,256	307,743

NET ASSETS AVAILABLE FOR BENEFITS — AT FAIR VALUE	442,823,549	370,112,973

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	1,404,537	4,281,498

NET ASSETS AVAILABLE FOR BENEFITS	$444,228,086	$374,394,471

See notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

2009
ADDITIONS:
Employee contributions	$21,337,245
Employer contributions	6,870,921
Rollover contributions	1,286,465
Interest and dividend income	7,595,253
Realized/unrealized appreciation on investments	82,688,103

Total additions	119,777,987

DEDUCTIONS:
Distributions to participants	54,146,417
Corrective distributions	475,716
Administrative expenses	238,295

Total deductions	54,860,428

NET ADDITIONS	64,917,559

TRANSFERS IN	4,916,056

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	374,394,471

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$444,228,086

See notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
1.	SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) have been prepared on the accrual basis of accounting and in accordance with the rules and regulations of the Department of Labor.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The Plan utilizes various investment securities, including U.S. government securities, corporate debt instruments, mutual funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stable value fund includes synthetic guaranteed investment contracts (GICs) whose underlying investments are stated at fair value. Fair value of the underlying investments is determined by the issuer of the GIC based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Dividends are recorded on the ex-dividend date. Participant loans are valued at the outstanding loan balances.
In accordance with the accounting guidance, the investment contracts are presented at fair value in the statements of net assets available for benefits with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
The financial statements also reflect accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 6).
New accounting standards
In December 2008, we adopted new accounting guidance that requires more detailed disclosures about employers’ pension plan assets. New disclosures include more information on investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. This new standard required new disclosures only and had no impact on the Plan’s statements of net assets available for benefits and statement of changes in net assets available for benefits.

Subsequent events
In connection with preparing the audited financial statements for the year ended December 31, 2009, we have evaluated subsequent events for potential recognition and disclosure through the date of this filing.
2.	DESCRIPTION OF THE PLAN
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information — The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in Internal Revenue Code (IRC) Section 401(k) and an employee stock ownership (ESOP) component of the stock-bonus type. With certain exceptions, the Plan covers employees of Pentair, Inc. (the “Company”) and its U.S. subsidiaries who have attained age 18, although such employees must have one year of service before becoming eligible for employer discretionary contributions. The Company is the Plan sponsor as well as Plan administrator. Fidelity Management Trust Company (“Fidelity”) is recordkeeper and trustee of the Plan, including the ESOP. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Participation — Participation for regular full- and part-time employees may commence effective with the date of hire. Contributions are subject to a maximum of 50% of pretax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $16,500 and $15,500 in 2009 and 2008, respectively.
The plan has an automatic enrollment feature for new non-union employees at a rate of 3% with an automatic annual increase of 1% per year until the participant reaches a deferral rate of 6%.
Matching contributions are 100% of the first 1% and 50% of the next 5% of participant contributions and are made in the form of cash. The Plan allows for catch-up contributions to be made to the Plan up to the IRC limitation of $5,500 and $5,000 for 2009 and 2008, respectively. The employer match contributions for most non-union Plan participants were suspended effective June 1, 2009. The employer match contributions were reinstated in 2010.
The employer discretionary contributions for most non-union Plan participants were suspended effective May 1, 2009. Therefore, the employer discretionary contribution was limited to 1.5% of base compensation for the first four months of 2009 and was made at year-end for all participants who completed a year of eligible service during the Plan year 2009. The employer discretionary contributions were reinstated in 2010. An employer discretionary contribution of 1.5% of annual base compensation was made at year-end for all participants who had completed a year of eligible service during the Plan year in 2008. Discretionary contributions are made either in the form of Pentair, Inc. common stock or in the form of cash. However, while the contribution can be made in cash, the cash can only be used to purchase Pentair, Inc. common stock.
In addition, the Company provides a basic contribution of 2% of eligible earnings to participants at certain locations.
On September 23, 2009, the assets from the Porous Media Corporation Associates 401(k) Plan were transferred into the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — The 401(k) portion of the Plan is a participant-directed account plan. The Plan provides various investment alternatives to Plan participants, consisting of stable value, equity, and balanced funds. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.
Nonparticipant-Directed Investments — The ESOP portion of the Plan is designed to invest in qualifying stock of Pentair, Inc.
Participant Loans — Loans for any reason are allowed under the Plan. The interest rate charged is Prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is 5 years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance or $50,000.
Vesting — All elective deferral, after-tax, matching, and discretionary contributions are immediately 100% vested.
Administrative Expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.
Payment of Benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Some participants can also elect annual installments over a term-certain period. Participants who have attained age 55 and completed 10 years of service may elect to diversify out of Company stock into other investments.
Hardship withdrawals are available for immediate and heavy financial need up to the amount of before-tax contributions, but not earnings. Withdrawals can occur any time; maximum one per calendar year.

3.	INVESTMENTS
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
Investments at fair market value:
Spartan U.S. Equity Index Fund, 592,173 and 621,537 shares, respectively	$23,349,398	$19,827,043
Fidelity Equity Income Fund, 716,296 and 758,804 shares, respectively	28,035,810	23,424,279
Fidelity Puritan Fund, 2,068,908 and 2,303,887 shares, respectively	33,226,670	30,088,760
Pentair Inc. common stock, 2,723,744 and 2,823,130 shares, respectively (1)	87,976,931	66,823,487
Times Square Sm.Cap Growth Fund, 2,310,496 and 2,432,822 shares, respectively	23,359,115	18,148,850
Harbor Capital Appreciation Institutional, 1,158,622 and 1,165,133 shares, respectively	38,199,775	27,147,604
GS Mid Cap Value, 1,158,467 and 1,216,002 shares, respectively	33,792,473	26,995,253
Fidelity Managed Income Portfolio II, CL 2, 101,761,433 and 107,305,717 shares, respectively (2)	100,387,654	107,305,717
Dodge & Cox International Stock, 821,137 and 837,185 shares, respectively	26,153,215	18,334,360

(1)	Nonparticipant-directed investments

(2)	At contract value
During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net appreciation — by type:
Mutual funds and other investments
International stock funds	$7,958,496
Domestic stock funds	40,023,916
Blended funds and other	9,978,961
Pentair, Inc. common stock	24,726,730

Net appreciation in fair value of investments	$82,688,103

4.	SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Plan provides participants a self-managed stable value investment option that includes a synthetic GIC, which simulate the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC include underlying assets, which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by CDC Financial Products, Inc., Chase Manhattan Bank, Monumental Life Insurance Co., UBS AG, and State Street Bank and Trust Company. The contracts provide that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting rate is 1.45% for 2009.

The crediting rate, and hence the fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund’s return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10 in cash and bonds for every $10 in net asset value (NAV). Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund’s return. Redemptions by existing shareholders will have the opposite effect and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund’s return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund’s yield may be reduced significantly to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continue, the fund’s yield could be reduced to zero. If redemptions continue thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to noncompeting funds within a plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:
•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer

•	Complete or partial termination of the Plan

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow

•	Merger or consolidation of the Plan into another plan, the transfer of Plan assets to another plan, or the sale, spin-off, or merger of a subsidiary or division of the Plan sponsor

•	Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund

•	Exclusion of a group of previously eligible employees from eligibility in the Plan

•	Any early retirement program, group termination, group layoff, facility closing, or similar program

•	Any transfer of assets from the fund directly to a competing option
A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract failed to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund. The Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

December 31
2009
Average yields:
Based on annualized earnings (1)	1.88%
Based on interest rate credited to participants (2)	1.45%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by fair value of the investments on the same date.
5.	NONPARTICIPANT-DIRECTED INVESTMENTS
The Company contributes 100% of the employer discretionary contribution in the form of Pentair, Inc. common stock (or cash used to purchase Pentair, Inc. common stock). For this reason, a portion of the Plan contained nonparticipant-directed investments.

The net assets available for benefits relating to the nonparticipant-directed investments as of December 31, 2009 and 2008, are as follows:

	2009	2008
Assets:
Pentair, Inc. common stock	$87,976,931	$66,823,487
Interest-bearing cash	874,754	517,431

Total investments	88,851,685	67,340,918

Receivables	303,861	296,586
Liabilities — unsettled investment activity	(82,004)	(7,007)

Net assets available for benefits	$89,073,542	$67,630,497

The change in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2009, is as follows:

2009
Net assets available for benefits — beginning of year	$67,630,497

Additions:
Employer contributions	6,215,979
Interest and dividend income	1,504,672
Net appreciation in fair market value of investments	24,726,730

Total additions	32,447,381

Exchanges — net	(2,864,095)

Participant loan repayments	12,705

Deductions:
Distributions to participants	(8,100,477)
Administrative expenses	(23,549)
Other	(28,920)

Total deductions	(8,152,946)

Net assets available for benefits — end of year	$89,073,542

6.	FAIR VALUE MEASUREMENTS

In accordance with accounting guidance related to fair value measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market, but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Mutual Funds, Common Stocks and Other Investments – These investments consist of various publicly-traded money market funds, mutual funds, common stock, and other investments. The fair values are based on quoted market prices.

Common and Collective Trust Fund – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services, and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009.

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds and other investments
International stock fund	$26,153,215	$—	$—	$26,153,215
Domestic stock funds	157,171,773		—	157,171,773
Blended funds and other	58,223,785	—	—	58,223,785
Pentair, Inc. Common Stock	88,851,685	—	—	88,851,685
Common and collective trusts	—	101,774,315	—	101,774,315
Loans to participants	—	—	8,563,525	8,563,525

Total investments at fair value	$330,400,458	$101,774,315	$8,563,525	$440,738,298

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) at December 31, 2009, as follows:

Participant
Loans
Beginning balance — January 1, 2009	$10,829,243

Loan advances	3,179,200
Loan repayments	(4,033,456)
Participant distributions	(1,411,462)

Ending balance — December 31, 2009	$8,563,525

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds and other investments
International stock fund	$18,334,360	$—	$—	$18,334,360
Domestic stock funds	121,434,191	—	—	121,434,191
Blended funds	42,096,400	—	—	42,096,400
Pentair, Inc. common stock	67,340,918	—	—	67,340,918
Common and collective trusts	—	103,024,219	—	103,024,219
Participant loans	—	—	10,829,243	10,829,243

Total investments at fair value	$249,205,869	$103,024,219	$10,829,243	$363,059,331

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) at December 31, 2008, as follows:

Participant
Loans
Beginning balance — January 1, 2008	$12,983,223

Loan advances	3,698,768
Loan repayments	(4,733,354)
Participant distributions	(1,119,394)

Ending balance — December 31, 2008	$10,829,243

7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated January 22, 2003, that the Plan was designed in accordance with applicable IRC requirements. The Plan has been amended since receiving the determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2009 and 2008, the Plan held 2,723,744 and 2,823,130 shares, respectively, of common stock of Pentair, Inc., the sponsoring employer, with a cost basis of $45,304,131 and $66,823,487, respectively. During the year ended December 31, 2009, the Plan recorded dividend income of $2,044,354.
9.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.
10.	DISCRIMINATION TESTING
The Plan failed the average deferral percentage test in the amount of $475,716 in 2009 and $270,240 in 2008. These corrective distributions were recorded as a liability within the statements of net assets available for benefits in their respective Plan year and subsequently remitted back to participants.

In 2009 this amount was shown separately as corrective distributions on the statement of changes in net assets available for benefits.
11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2009 and 2008, reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	2009	2008
Net assets available for benefits per the financial statements	$444,228,086	$374,394,471
Less cumulative deemed distributions of participant loans	(331,942)	(246,046)
Corrective distributions	475,716	—

Net assets available for benefits per Form 5500	$444,371,860	$374,148,425

For the year ended December 31, 2009, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 is as follows:

Net income per the financial statements	$64,917,559
Current-year deemed loans	374,612
Difference in corrective distribution payable	15,211

Change in net assets available for benefits per Form 5500	$65,307,382

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

PENTAIR, INC. RETIREMENT SAVINGS AND	(EIN: 41-0907434)
STOCK INCENTIVE PLAN	(Plan #002)
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

		Current
Description	Cost	Value
REGISTERED INVESTMENT COMPANIES:
Harbor Cap Appr Inst		$38,199,775
CRM Sm Cap Value Inv		10,435,202
JPM Core Bond R5		1,192,192
Times Square Small Cap Growth Fund		23,359,115
GS Mid Cap Value Inst		33,792,473
Spartan U.S. Equity Index Fund		23,349,398
Fidelity Equity Income Fund		28,035,810
Fidelity Puritan Fund		33,226,670
Dodge & Cox Intl Stk		26,153,215
FID Freedom		23,804,922

Total registered investment companies		241,548,772

PENTAIR, INC. COMPANY STOCK FUND:
Pentair, Inc. common stock (1)	$45,304,131	87,996,458
Interest-bearing cash	—	855,227

Total Pentair, Inc. Company stock fund	$45,304,131	88,851,685

SYNTHETIC INVESTMENT CONTRACT:
Managed Income Portfolio II, CL 2 (3)		101,761,433
US Bank Stable Asset Fund (3)		1,417,419

Total synthetic investment contract		103,178,852

PARTICIPANT PROMISSORY NOTES LOANS — Loan Fund (1) (2)		8,231,584

TOTAL		$441,810,893

(1)	Party-in-interest.

(2)	Interest rates range from 5.00% to 10.75%. Maturity dates range from 2010 to 2021.

(3)	Funds are listed at contract value.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, who administers the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 28, 2010.

PENTAIR, INC. Registrant
By	/s/ Mark C. Borin
Mark C. Borin
Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit
No.	Description

23.1	Consent of Independent Registered Public Accounting Firm